impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

01 February 2008

SEC No. 82-34925 SUPPL

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549 [redacted]

Dear Sir/ Madam,

The attached papers relate to a submission by the Company under Rule 12g3-2(b) in respect to the month of January 2008.

Sincerely,

Alison Hill

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE 31 January 2008

QUARTERLY CASH FLOW REPORT – APPENDIX 4C
QUARTER ENDED 31 DECEMBER 2007

The Board of Directors of Impact Capital Limited (ASX: ICD) submit the Quarterly Cash Flow Report (Appendix 4C) for the quarter ended 31 December 2007.

The Board provides the following information in relation to the Report:

1. Income tax

At present ICD does not pay tax on an instalment basis and as a result the total amount of income tax due for the 12 months ended 30 June 2007 ($860,000.) was paid in the December quarter. Under an instalment basis this total amount would have been allocated across the previous 4 quarters and the payment for the current quarter would have been approximately $200,000.

ICD anticipates that it will receive the relevant notification from the Australian Taxation Office in July 2008 and will therefore commence paying tax on a quarterly instalment basis as and from the quarter ending 30th September 2008

2. Interest and cost of finance

ICD paid an amount of $698,000 for interest and other costs of finance in the quarter, an increase of $527,000 on the preceding quarter. This increase reflects the differing terms of the BankWest facility effective from September 2007. The BankWest facility requires finance costs to be paid in arrears with the majority of the advances drawn for 30 day periods resulting in the majority of finance costs for the current quarter being paid in that quarter.

By comparison the previous National Australia Bank (NAB) commercial bill facility required finance costs to be paid in advance with the majority of the bills drawn for 180 day periods resulting in the majority of finance costs associated with this facility for the quarter ended 30 September 2007 being paid in the quarters ended March 2007 and June 2007.

This change in the timing of the payment of finance costs will not be repeated under the current BankWest facility.

3. Cash Flow for FY08

On a cumulative basis, after adjustment for tax payments to an instalment basis, the net operating cash flows for the 3 quarters April 2007 to December 2007 were positive.

The Board expects that the net operating cash flows for the full financial year ending 30th June 2008 will be positive.

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

4. Cash available for operating and investing activities

At 31 December 2007 cash on hand totalled $2.6m and a further $14.5m of funds was available under the BankWest facility.

For further information please contact:

Russell Templeton
MD and Chief Executive Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**31 DECEMBER 2007**

CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	1,783	3,170
	(b) Fee income	30	84
1.2	Payments to suppliers for		
	(a) staff costs	(557)	(1,055)
	(b) advertising and marketing	(188)	(284)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(373)	(622)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	36	57
1.5	Interest expense and other costs of finance paid (note 3)	(698)	(869)
1.6	Income taxes paid	(860)	(860)
1.7	Other	-	-
	Net operating cash flows	(827)	(379)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (6 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**(827)**	**(379)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(26)	(31)
	(e) plant and equipment	(41)	(44)
	(f) other non-current assets	1	-
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	240
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(12,073)	(22,515)
	(b) loans repaid by customers	7,583	13,684
	(c) payments for loans assigned by a third party	-	(1,538)
	Net investing cash flows	**(4,556)**	**(10,204)**
1.14	**Total operating and investing cash flows**	**(5,383)**	**(10,583)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings (note 5)	7,000	38,500
1.18	Repayment of borrowings (note 5)	-	(27,500)
1.19	Dividends paid	-	-
1.20	Other – transaction costs	(96)	(168)
	Net financing cash flows	**6,904**	**10,832**
	Net increase (decrease) in cash held	**1,521**	**249**
1.21	Cash at beginning of quarter/year to date	1,046	2,319
1.22	Exchange rate adjustments to item 1.20	-	(1)
1.23	**Cash at end of quarter**	**2,567**	**2,567**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 7 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	During the September quarter the Company refinanced its debt facilities with the Bank of Western Australia Ltd and in accordance with the terms of the new facility repaid in full the outstanding Bank Bill facility with National Australia Bank Limited.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	289
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	50,500	36,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,567	1,046
4.2	Deposits at call		-
4.3	Bank overdraft		-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement		
	Total: cash at end of quarter (item 1.23)	**2,567**	**1,046**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: ....31 January 2008
(Director/Company secretary)

Print name: ....RUSSELL ERIC TEMPLETON

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END

+ See chapter 19 for defined terms.